

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

By E-Mail

Eric Simonson, Esq.
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-0208

> **Re:** **Vermillion, Inc.**
> **Preliminary Proxy Statement filed by György B. Bessenyei,**
> **Gregory V. Novak, and Robert S. Goggin**
> **Filed December 12, 2012**
> **File No. 1-34810**

Dear Mr. Simonson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Proposal No. 1—Election of the Group Nominee as Director

1. We note that "in the event that a vacancy in the slate of Group Nominee should occur unexpectedly, the shares of Common Stock…will be voted for a substitute candidate selected by the Group." On the cover page of the proxy statement, however, you state that "if the Group Nominee is unable to serve, we expect that the members of the Company's Board of Directors will fill the vacancy." Please revise to reconcile the discrepancy in the disclosure.

2. Please revise to describe the specific experience, qualifications, attributes or skills that led to the conclusion that the Group Nominee should be nominated to serve as a director. Refer to Item 401(e)(1) of Regulation S-K, and corresponding Item 7(b) of Schedule 14A.

3. We note that the Group believes that Mr. Goggin would be considered "independent." Please disclose whether Mr. Goggin is independent as defined under the Nasdaq listing rules.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions